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Exhibit 1

         One of a kind

ABER DIAMOND CORPORATION
FIRST QUARTER REPORT
THREE MONTHS ENDED APRIL 30, 2004

Highlights

During the quarter ended April 30, 2004, the Company generated sales of $52.3 million of which $10.1 million represents sales from Harry Winston.

Aber's pre-tax earnings for the quarter were $11.7 million as compared to $4.6 million for the fourth quarter and $7.5 million for the first quarter of the preceding year. The pre-tax earnings were offset by an income tax expense of $8.9 million, which included a cumulative, non-cash future tax expense of $3.3 million, relating to an increase in the Northwest Territories corporate tax rate from 12% to 14%.

In April 2004, the Company completed the acquisition of a 51% interest in Harry Winston Inc., one of the world's leading luxury jewelry and watch retailers. The Company has an option to purchase the remaining 49% interest of Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest. Mr. Thomas J. O'Neill has been appointed as Chief Executive Officer of Harry Winston Inc. and President of Aber and Mr. Robert A. Gannicott will continue to lead the Company as Chief Executive Officer.

In March 2004, the Company successfully completed the refinancing of its Project Loan Facility to a combined secured term and revolving credit facility.

In February 2004, the Company completed an offering of 1,500,000 common shares generating net proceeds to the Company of CDN $71.6 million (US $53.6 million).

At April 30, 2004, Aber had unrestricted cash of $98.9 million which represents 45% of total debt outstanding. The Company anticipates that cash balances will be substantially equal to the outstanding debt level at year end absent of any additional cash requirements such as dividends or accelerated capital requirements.

Management's Discussion and Analysis
(All figures are in United States dollars unless otherwise indicated)

        The following is management's interim discussion and analysis ("MD&A") of the results of operations for Aber Diamond Corporation ("Aber", or the "Company") for the three months ended April 30, 2004, and its financial position as at April 30, 2004. This MD&A is based on the Company's consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and should be read in conjunction with the consolidated financial statements and notes thereto for the fiscal year ended January 31, 2004. References to interim financial statements are to the unaudited consolidated financial statements of Aber as at and for the three months ended April 30, 2004. Unless otherwise specified, all financial information is presented in United States dollars. All references to "first quarter" refer to the three months of Aber ended April 30, 2004.

        This section contains certain forward-looking statements and should be read in conjunction with the "Safe Harbour Statement on Forward-Looking Information" on page 20 of this Interim Report. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A.

        Certain comparative figures have been reclassified to conform to the current year's presentation.

Summary Discussion

        Aber is an integrated diamond marketing company, building shareholder value through participation in the most lucrative "bookends" of the diamond trade: mining and retail.

        The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

        On April 2, 2004, Aber completed the acquisition of a 51% interest in Harry Winston Inc. ("Harry Winston") located in New York City, USA. Founded in 1932, Harry Winston is one of the world's most prestigious diamond jewelers, known as "Jeweler to the Stars", and one of a handful of American luxury goods brands.

Market Commentary

The Rough and Polished Diamond Markets

        Over the preceding quarter the diamond market enjoyed strong demand and most producers of rough responded with increased prices. The strength of the rough diamond market results from the positive retail environment in most of the major diamond jewelry markets, and a perceived shortage of rough supply.

        Strong retail sales in Europe and the United States continued through Christmas and into the New Year, and the annual restocking of polished was particularly vigorous. With strength returning to the previously stagnant Japanese market, and the continuing expansion of the domestic Indian and Chinese markets, the first quarter of 2004 saw a series of significant increases in polished diamond prices, with some of the larger better items in increasingly short supply. Many of Aber's clients are active in the Indian and Chinese domestic markets in both polished and finished jewelry items and are increasingly focusing their development in these promising new areas.

        For many of Aber's Indian clients, growth in sales to the domestic market has been offset by a strengthening of the Rupee against the American dollar, which has affected manufacturing costs. In addition, manufacturing margins continue to be squeezed, as the major retailers attempt to resist the polished diamond price increases by trading down in both quality and diamond content to meet established price points for their 2004 jewelry catalogs. Nevertheless, the Indian diamond industry continues to meet these challenges and Aber enjoys a strong client base in this important market.

Retail Market

        Luxury goods in general have experienced sales growth over the last quarter primarily because of the positive United States market and also the modest increase in travel and tourism. The Japanese economy, a key luxury market, is showing signs of growth, and it is hoped that this will translate into a stronger retail market. Swiss watches are recovering from a weak 2003 with exports increasing for the last three months.

Consolidated Financial Results

        The following is a summary of the Company's consolidated quarterly results for the eight quarters ended April 30, 2004 under the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts)(unaudited)

	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	FY04 Q1	FY03 Q4	FY03 Q3	FY03 Q2	THREE MONTHS ENDED APRIL 30, 2004	THREE MONTHS ENDED APRIL 30, 2003
Sales	$52,269	$41,638	$53,958	$—	$—	$—	$—	$—	$52,269	$—
Cost of sales	28,591	26,128	20,276	—	—	—	—	—	28,591	—

	23,678	15,510	33,682	—	—	—	—	—	23,678	—
Selling, general and administrative expenses	8,714	3,704	4,795	2,870	2,286	2,507	2,207	1,869	8,714	2,286

Earnings (loss) from operations	14,964	11,806	28,887	(2,870)	(2,286)	(2,507)	(2,207)	(1,869)	14,964	(2,286)

Interest and financing expenses	(2,912)	(7,127)	(5,180)	(157)	(146)	—	—	—	(2,912)	(146)
Other income	—	183	184	247	227	268	292	283	—	227
Gain on sale of other assets	—	98	222	327	338	—	—	—	—	338
Foreign exchange gain (loss)	(349)	(338)	682	3,572	9,367	3,175	1,278	(1,525)	(349)	9,367

Earnings (loss) before income taxes	11,703	4,623	24,795	1,119	7,500	936	(637)	(3,111)	11,703	7,500
Income taxes (recovery)	8,862	1,460	11,247	(4,714)	2,337	(381)	(4)	517	8,862	2,337

Earnings (loss)	$2,841	$3,163	$13,548	$5,833	$5,163	$1,317	$(633)	$(3,628)	$2,841	$5,163

Basic earnings (loss) per share	$0.05	$0.06	$0.25	$0.11	$0.09	$0.03	$(0.01)	$(0.06)	$0.05	$0.09
Diluted earnings (loss) per share	$0.05	$0.06	$0.24	$0.10	$0.09	$0.03	$(0.01)	$(0.06)	$0.05	$0.09
Total assets	$817,980	$632,768	$611,390	$575,274	$577,855	$516,898	$454,651	$422,914	$817,980	$577,855
Total long-term liabilities	$320,749	$229,827	$290,414	$275,932	$284,648	$249,206	$194,336	$159,829	$320,749	$284,648

Net Earnings

THREE MONTHS ENDED APRIL 30, 2004

        Aber's net earnings for the quarter ended April 30, 2004 totalled $2.8 million or $0.05 per share, compared to net earnings of $5.2 million or $0.09 per share in the first quarter of the preceding year which was prior to the commencement of commercial production at the Diavik Mine. The first quarter earnings represent a decrease of $0.4 million or $0.01 per share from the fourth quarter results of $3.2 million or $0.06 per share.

        The decrease in earnings is a result of several factors, detailed as follows:

  •
  Income tax expense of $8.9 million was recorded during the quarter compared to $2.3 million in the preceding year and $1.5 million in the preceding quarter. The current period's tax expense reflects a cumulative non-cash income tax expense relating to the revaluation of future income tax liabilities to reflect an increase of 2% in future income tax rates in the Northwest Territories, as substantively enacted during the quarter. The Company's effective tax rate on regular operating income, excluding Harry Winston, is 45% for the current fiscal year.

  •
  Prior to the commencement of commercial production (August 1, 2003) at the Diavik Mine, all interest costs were recorded as deferred mineral property costs.

  •
  Selling, general and administrative ("SG&A") expenses amounted to $8.7 million during the first quarter, which includes SG&A expenses of $4.7 million on sales of $10.1 million for Harry Winston.

  •
  During the first quarter, the A154 South ore grade was affected by the mud-rich material surrounding the pipe. It is expected that this material will continue to affect ore grade for the remainder of the year.

  •
  Aber's rough diamond sales are based on a traditional five week cycle. During the first quarter, only two open market sales events were conducted at the Company's rough diamond sales centre in Antwerp. This is comparable to the preceding quarter. Aber expects that its quarterly results will continue to fluctuate depending in part upon the number of sales events conducted during the quarter.

Results of Operations

        During the first quarter, Aber implemented its retail investment strategy with the acquisition of a majority interest of Harry Winston, the premier retailer of fine, diamond-focused jewelry in the United States, Japan and Europe. This has marked a strategic expansion of Aber's activities.

        Aber's move into the luxury retail market has been complemented by the appointment of Mr. Thomas J. O'Neill as Chief Executive Officer of Harry Winston and President of Aber, with Mr. Ronald Winston continuing as Chairman of Harry Winston and Mr. Robert A. Gannicott continuing as Chief Executive Officer of Aber. Mr. O'Neill, who joins the Aber organization from Burberry & Co., has an extensive career history in both diamond jewelry and luxury goods retailing, having previously held senior positions with both Tiffany and Co. and LVMH Moet Hennessy Louis Vuitton.

        Operations from the Diavik Mine continue to perform well during the first quarter, with the process plant working comfortably ahead of design capacity rates of 1.5 million tonnes per annum. Grades continue to reflect the processing of mud-rich material that surrounds the kimberlite ore at the Diavik Mine. The Diavik Mine completed its winter road-shipping season during which approximately 1,500 loads of fuel and other supplies were trucked over the seasonal ice road to the mine site. Among the shipments were three new additional Komastsu 830E haul trucks, which will be assembled on site and commissioned in the next few months, thereby significantly augmenting operations.

Mine Production

        Production information from the Diavik Mine, Aber's 40% share:

	THREE MONTHS ENDED MARCH 31, 2004	THREE MONTHS ENDED DECEMBER 31, 2003
Diamonds recovered — (000 carats)	615	440
Grade (carats/tonne)	3.9	3.7
Operating costs, cash ($ millions)	15.0	14.8
Operating costs per carat, cash ($)	24	34

        Cash operating costs decreased by $10 per carat from the preceding quarter as a result of the Diavik Mine's continued progress towards full production.

Revenue

        Sales for the first quarter totalled $52.3 million, which includes sales of $10.1 million from Harry Winston for the month of April. This compares to sales of $41.6 million in the preceding quarter and $4.1 million in the comparable quarter of the prior year. Sales from the comparable quarter of the prior year were credited against deferred mineral property costs prior to the commencement of commercial production on August 1, 2003.

        The current quarter was host to two sales sights compared to a normal number of three sales for the quarter. Two of the sales sights for the first quarter were combined due to the reduced quantity of product available for sale, resulting from the processing of low grade stockpiles. On a go-forward basis the Company anticipates that it will hold three sales sights in the first and third quarters and two sales sights in the second and fourth quarters.

Cost of Sales

        The Company's cost of sales includes cash and non-cash costs associated with mining and sorting activities as well as cost of sales from Harry Winston.

        The substantial portion of cost of sales is mining operating costs incurred at the Joint Venture level. Sorting costs include Aber's cost of handling and assorting product in preparation for rough diamond sales. Non-cash costs include amortization and depreciation, the majority of which is recorded on a unit of production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

Expenses

        Included in SG&A are $3.2 million in salaries and benefits and $1.1 million in advertising, compared to $1.7 million and $nil respectively for the previous quarter. The increase is due to the inclusion of the results of Harry Winston. Also included in SG&A are stock option and restricted and deferred share unit expenses of $1.0 million, compared to $0.6 million in the fourth quarter of 2003/2004 and $0.6 million in the comparable quarter of the preceding year as well as depreciation and amortization of $1.4 million in the current quarter, $1.6 million in the preceding quarter and $0.2 million in the comparable quarter of the preceding year.

Income Taxes

        Aber recorded a tax expense of $8.9 million during the quarter, compared to $1.2 million in the previous quarter and $2.3 million provided during the comparable quarter of the prior year. Included in this tax expense is a $3.3 million future income tax expense attributable to an increase in the Northwest Territories corporate income tax rate that was substantively enacted during the quarter. The rate increased from 12% to 14%. The Company's effective tax rate on regular operating income, excluding Harry Winston, is 45% for the current fiscal year 2004.

Segmented Analysis

        The operating segments of the Company include mining and retail segments.

MINING
 (expressed in thousands of United States dollars)(unaudited)

	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	FY04 Q1	FY03 Q4	FY03 Q3	FY03 Q2	THREE MONTHS ENDED APRIL 30, 2004	THREE MONTHS ENDED APRIL 30, 2003
Sales	$42,153	$41,638	$53,958	$—	$—	$—	$—	$—	$42,153	$—
Cost of sales	23,521	26,128	20,276	—	—	—	—	—	23,521	—

	18,632	15,510	33,682	—	—	—	—	—	18,632	—
Selling, general and administrative expenses	3,996	3,704	4,795	2,870	2,286	2,507	2,207	1,869	3,996	2,286

Earnings (loss) from operations	$14,636	$11,806	$28,887	$(2,870)	$(2,286)	$(2,507)	$(2,207)	$(1,869)	$14,636	$(2,286)

        Mining segment includes the production and sale of rough diamonds.

        Sales for the first quarter totalled $42.2 million compared to $41.6 million in the preceding quarter and $4.1 million in the comparable quarter of the prior year. Sales from the first quarter of the preceding year were realized prior to commercial production and were credited against deferred mineral property costs prior to August 1, 2003. The Company combined two of its sales sights in the first quarter of this year due to the lower quantity of product available to be sold resulting from the processing of low grade stockpiles. The A154 South ore grade was affected by the mud-rich material surrounding the pipe. It is expected that this material will continue to affect ore grade for the remainder of the year.

        Cost of sales includes cash operating costs of $14.7 million, non-cash operating costs of $8.0 million and private production royalties of $0.8 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also include sorting costs which is comprised of Aber's cost of handling and assorting product in preparation of sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded on a unit of production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

        The first quarter gross margin was 44% compared to 37% in the preceding quarter and 0% in the preceding year which was prior to the commencement of commercial production. The gross margin realized on cash operating costs was 65% in the first quarter compared to 61% in the preceding quarter and 0% in the preceding year. The increase in gross margins resulted from lower per unit cash costs as a result of increased production.

        Stock option and restricted and deferred share unit expense of $1.0 million was recorded during the first quarter, compared to $0.6 million in the preceding quarter and $0.6 million in the comparable quarter of the preceding year. Depreciation and amortization was $1.4 million during the first quarter, $1.6 million in the preceding quarter and $0.2 million in the comparable quarter of the preceding year. Certain costs associated with the acquisition of Harry Winston of $0.3 million, $0.4 million in the preceding quarter and $1.7 million in the comparable quarter of the preceding year were expensed.

RETAIL
 (expressed in thousands of United States dollars)(unaudited)

	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	FY04 Q1	FY03 Q4	FY03 Q3	FY03 Q2	THREE MONTHS ENDED APRIL 30, 2004	THREE MONTHS ENDED APRIL 30, 2003
Sales	$10,116	$—	$—	$—	$—	$—	$—	$—	$10,116	$—
Cost of sales	5,070	—	—	—	—	—	—	—	5,070	—

	5,046	—	—	—	—	—	—	—	5,046	—
Selling, general and administrative expenses	4,718	—	—	—	—	—	—	—	4,718	—

Earnings (loss) from operations	$328	$—	$—	$—	$—	$—	$—	$—	$328	$—

        Aber completed a 51% acquisition of Harry Winston during the quarter. The segmented retail figures represent only sales for the month of April 2004 from the six salons located in New York, Beverly Hills, Paris, Geneva, Tokyo and Osaka.

        Sales for this month were $10.1 million. Gross margins were 50% and selling, general and administrative expenses were $4.7 million.

        Direct sales through the salons saw an increase across a range of products with jewelry sales over $100,000 being particularly strong. The major factor was the resurgence of the United States market driven by economic recovery and increased tourist traffic. Sales in Europe and Japan were broadly in line with the previous year. New salon openings in Las Vegas, USA and Taipei, Taiwan are planned for the third quarter of this year.

        The wholesale watch business continued its strong year of growth with the United States market leading the charge. Orders were significantly higher for Harry Winston limited watches at the Basle Watch and Jewelry fair, the key trade show for the wholesale watch business.

Liquidity and Capital Resources

Working Capital

        During the quarter, working capital increased to $135.6 million from $60.3 million in the previous quarter primarily as a result of the addition of merchandise inventory in conjunction with the acquisition of Harry Winston and due to the funds received from the net equity raise of $53.6 million. In addition to contingency cash collateral and reserve amounts totalling $15.2 million Aber also had $98.9 million in unrestricted cash and cash equivalents and contingency cash collateral and reserves of $15.2 million at April 30, 2004, of which $8.0 million was held at the Diavik Mine and $4.6 million was held at Harry Winston. This compares to unrestricted cash and cash equivalents of $23.6 million and contingency cash collateral and reserves of $100.1 million as at January 31, 2004, of which $7.2 million was held at the Diavik Mine.

Net Debt

        During the first quarter, Aber repaid a portion of the Project Loan Facility from cash collateral, cash reserves and from proceeds of amended financing arrangements comprised of a $100.0 million senior secured term facility and a $75.0 million senior secured revolving credit facility. The amended facilities have underlying interest rates that, at the option of the Company, are either LIBOR plus a spread of 1.50% to 2.625% or US Base Rate plus a spread of 0.50% to 1.625%. The financing arrangements were concluded with certain members of the Project Loan Facility lending syndicate.

Cash Flow from Operations

        During the quarter ended April 30, 2004, Aber generated $37.7 million in cash from operations, compared to $22.8 million in the previous quarter. Variations in revenues and operating cash flows are to a certain degree inherent in the Company's diamond marketing activity due to the cyclical nature of the Company's open market sales sight activities and retail sales, and accordingly the Company expects that such variability will continue to occur on a quarter over quarter basis.

Contractual Obligations

        The Company has contractual payment obligations with respect to long-term debt and through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating leases and operating purchase obligations, as administered by DDMI, the operator of the mine.

        The most significant contractual obligations for the ensuing five year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS ($000s)	TOTAL	LESS THAN 1 YEAR	YEAR 2-3	YEAR 4-5	AFTER 5 YEARS
Long-term debt (a)	$221,287	$20,295	$76,187	$118,841	$5,964
Environmental and Participation Agreements Incremental commitments (b)	40,230	8,333	7,781	18,074	5,952

Total contractual obligations	$261,517	$28,628	$84,058	$136,915	$11,916

(a)
Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled amortization of the term facility is over ten equal consecutive semi-annual installments of $10.0 million commencing June 15, 2004. The revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006. Additionally, the term facility has mandatory prepayment requirements associated with any dividend payments made by the Company. The Company's first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009. Included under long-term debt is the Harry Winston credit facility which expires on March 31, 2008 with no scheduled repayments required before that date. Also included under long-term debt are notes payable pertaining to four convertible subordinated note agreements totalling $10.5 million with two of Harry Winston's shareholders. The notes are due on December 31, 2005 and bear interest at 11% payable quarterly.

(b)
The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber's share as at April 30, 2004 is $22.9 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit has reduced the respective contractual obligations included in the table above.

(c)
In addition, in order to maintain its 40% interest in the Diavik Mine, the Company is obligated to fund the Joint Venture for 40% of its total expenditures on a monthly basis.

Financing Activities

        During the first quarter, Aber completed its offering of 1,500,000 common shares at a price of CDN $49.75 (US $37.20) per share for gross proceeds to the Company of CDN $74.6 million or $55.8 million (net proceeds of CDN $71.6 million or US $53.6 million). The common shares were purchased by a syndicate of underwriters for distribution to the public.

Investing Activities

        In April, the Company announced the acquisition of a 51% share of Harry Winston Inc. The Company purchased its interest for $85.0 million, of which $20.3 million is in the form of a direct equity investment in Harry Winston. The total purchase price is payable by the Company in installments, with $40.0 million paid on closing of the transaction and the balance to be paid over the one year period following closing. Interest is payable on the deferred payment at 7% per annum.

Foreign Exchange Effect on Cash Balances

        The Company's cash resources are held in both CDN dollars and US dollars, although a substantial portion of the Company's cash resources was held in US dollars. The total impact of foreign exchange translation amounts to a use of cash of $1.2 million on the reported cash on the balance sheet. The CDN dollar over the last quarter has weakened and has resulted in a negative impact of $0.6 million. The remaining $0.6 million results from other non CDN and US dollar fluctuations from Harry Winston. This is reflected on the Consolidated Statements of Cash Flows under the foreign exchange effect on cash balance.

Outlook

        2004 diamond production at the Diavik Mine, based on the 2004 production forecast, is expected to be in the mid to upper range of 7.0 to 8.0 million carats, based on an annual processing capacity of 1.7 million tonnes. Current rates of ore processing are at or exceeding this level. Operating efficiencies continue to expand the capacity of the processing plant beyond its nameplate capacity of 1.5 million tonnes. An annual production rate of 1.7 million tonnes may be viewed as a conservative estimate of sustainable capacity, and the operator does not consider the plant to have yet achieved its full potential. Mining operations in the A154S pit are proceeding smoothly, and with the expansion of the haulage fleet during the first quarter, diamond production is not currently restricted by ore supply.

        The low-grade mud-rich unit surrounding the A154S ore body continues to have a dilutive effect on recovered grade. This grade dilution is expected to continue until the end of the year as mining advances to the 320m bench level, beyond which the mud unit is not observed. Currently, drilling is ongoing to better delineate the shape of the A418 pipe and the nature of the diamond resource at depth in A154N. The results of this work are expected at year end.

        Two rough diamond sales are scheduled for the second quarter. Given the expected shortage of rough available in the market during the second half of the year, the outlook for this period, and the remainder of the year, remains positive.

        Harry Winston plans to open two new retail salons in the next six months bringing the total number of salons to eight. One salon will be in Las Vegas at the Forum Shops. The other salon will be in Taipei, Taiwan and will be the first salon in Asia beyond the existing locations in Japan. The outlook for the remainder of the year is positive, although it is highly dependent on economic conditions.

        Aber intends to return a substantial portion of its earnings to its shareholders in the form of dividends at such time that a stable and sustainable dividend stream can be established. The Diavik mine plan revisions, with a reliable schedule of capital requirements and production rates, must be reviewed before a dividend policy can be formulated later this year.

Accounting Policies and Estimates

        There have been no changes in the Company's critical accounting estimates or policies from those disclosed in the Company's MD&A for its fiscal year ended January 31, 2004.

Risks and Uncertainties

        Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

        The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in: personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

        The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

        The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint venture between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. DDMI has a 60% interest in the Diavik Mine and has a controlling vote in virtually all Joint Venture management decisions respecting the development of the Diavik Mine and the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Regulatory and Environmental Risks

        The operation of the Diavik Mine and exploration activities at the Diavik project are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs and/or cause a reduction in levels of production from the Diavik Mine.

        Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent Aber is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on t he Company.

Resource and Reserve Estimates

        The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Licences and Permits

        The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. There can be no guarantee that Aber and/or DDMI, the Company's joint venture partner and the operator of the Diavik Mine, will be able to obtain or maintain all necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Diamond Prices

        The profitability of Aber is dependent upon production from the Diavik Mine. The value of the production from the Diavik Mine will be significantly affected by changes in the worldwide market price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including the influence of the world's largest diamond producer, De Beers Consolidated Mines Ltd.

Insurance

        Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of processed diamonds, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine and Aber's operations, the insurance in place will not cover all the potential risks associated with the operations of the Company or the Diavik Mine. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Currency Risk

        Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company now reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Aber's currency exposure relates primarily to expenses and obligations incurred in Canadian dollars. The appreciation of the Canadian dollar against the US dollar will therefore increase the expenses of the Diavik Mine relative to the revenue Aber will receive from diamond sales.

        From time to time the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Reliance on Skilled Employees

        Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

        Aber's success at marketing diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Acquisition of Harry Winston

        During the first quarter, the Company completed the acquisition of a 51% interest in Harry Winston. As a result of this acquisition, the Company will be required to expand its senior management team, as well as its administrative and operations staff. The Company will now also be exposed to risks associated with the business of a luxury goods diamond and jewelry retailer, including, but not limited to, the following risks: seasonality, sensitivity to general economic trends and conditions, particularly with respect to the US and Japanese economy and risks relating to declines in consumer spending. The Company will also be exposed to the risk of competition from other luxury goods diamond and jewelry retailers, many of which have greater economic resources than Aber and its co-owners of Harry Winston.

Outstanding Share Information as at April 30, 2004

Authorized	—	unlimited
Issued and outstanding shares	—	57,454,532
Fully diluted*	—	60,177,470
Weighted average outstanding shares	—	55,586,099
Options outstanding	—	2,722,938

Additional Information

        Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company's website at www.aber.ca.

Consolidated Balance Sheets
(expressed in thousands of United States dollars)

	APRIL 30, 2004	JANUARY 31, 2004
	(UNAUDITED)
Assets
Current assets:
Cash and cash equivalents	$98,898	$23,628
Cash collateral	15,226	100,091
Accounts receivable	11,602	3,549
Inventory — note 4	126,819	22,177
Advances and prepaid expenses	10,911	2,130

	263,456	151,575
Deferred mineral property costs	202,478	206,073
Capital assets	269,984	263,442
Goodwill and intangibles — note 3	63,425	—
Other assets	18,637	11,678

	$817,980	$632,768

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$57,789	$18,478
Promissory note — note 5	49,765	—
Current portion of long-term debt	20,295	72,805

	127,849	91,283
Long-term debt — note 6	200,992	150,270
Future income tax liability — note 7	84,008	67,492
Other long-term liabilities	14,449	12,065
Minority interest — note 3	21,300	—
Shareholders' equity:
Share capital — note 8	286,642	232,897
Stock options	6,882	6,096
Retained earnings	59,872	57,031
Cumulative Translation Adjustment	15,986	15,634

	369,382	311,658

	$817,980	$632,768

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings and Retained Earnings
(expressed in thousands of United States dollars, except per share amounts) (unaudited)

FOR THE QUARTER ENDED	APRIL 30, 2004	APRIL 30, 2003
Sales	$52,269	$—
Cost of sales	28,591	—

	23,678	—
Selling, general and administrative expenses	8,714	2,286

Earnings from operations	14,964	(2,286)

Interest and financing expenses	(2,912)	(146)
Other income	—	227
Gain on sale of other assets	—	338
Foreign exchange	(349)	9,367

Earnings before income taxes	11,703	7,500
Income taxes — note 7	8,862	2,337

Earnings	2,841	5,163
Retained earnings, beginning of period	57,031	—

Retained earnings, end of period	$59,872	$5,163

Earnings per share
Basic	$0.05	$0.09

Fully diluted	$0.05	$0.09

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars) (unaudited)

FOR THE QUARTER ENDED	APRIL 30, 2004	APRIL 30, 2003
Cash provided by (used in):
Operating:
Net earnings for the period	$2,841	$5,162
Items not involving cash:
Amortization	7,188	190
Future income taxes	6,912	1,994
Stock-based compensation	786	574
Foreign exchange	440	(9,367)
Gain on sale of other assets	—	(338)
Change in non-cash operating working capital	19,502	(1,807)

	37,669	(3,592)

Financing:
Issuance of long-term debt	—	29,069
Repayment of long-term debt	(56,384)	(63)
Deferred financing	(4,220)	(170)
Issue of common shares, for cash	53,745	673

	(6,859)	29,509

Investing:
Cash collateral and cash reserve	84,865	—
Deferred mineral property costs	(851)	(13,749)
Capital assets	(5,708)	(11,101)
Deferred charges	(2,719)	(22)
Purchase of Harry Winston (net of opening cash)	(29,962)	—
Proceeds on sale of other assets	—	366

	45,625	(24,506)

Foreign exchange effect on cash balances	(1,165)	(239)
Increase in cash and cash equivalents	75,270	1,172
Cash and cash equivalents, beginning of period	23,628	24,450

Cash and cash equivalents, end of period	$98,898	$25,622

Change in non-cash operating working capital:
Accounts receivable	$22,544	$(280)
Prepaid expenses	719	(1)
Inventory	(5,149)	—
Accounts payable and accrued liabilities	1,388	(1,526)

	$19,502	$(1,807)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
April 30, 2004
(tabular amounts in thousands of United States dollars, except as otherwise noted)

Note 1 — Nature of Operations

Aber Diamond Corporation (the "Company" or "Aber") is an integrated diamond marketing company.

The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"), known as the "Diavik Project" prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories.

During the quarter, Aber completed the acquisition of a 51% share of Harry Winston Inc. ("Harry Winston") located in New York City, USA. Founded in 1932, Harry Winston is one of the world's most prestigious diamond jewelers, known as "Jeweler to the Stars", and one of a handful of American luxury goods brands. Harry Winston maintains six salons in some of the most desirable shopping real estate locations around the world: New York, Beverly Hills, Paris, Geneva, Tokyo and Osaka. The results of Harry Winston have been consolidated in the financial statements of the Company effective April 1, 2004.

Note 2 — Significant Accounting Policies

The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2004, except as described below.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2004 since these financial statements do not include all disclosures required by generally accepted accounting principles. In addition described below are the policies that relate to the acquisition of Harry Winston.

(a)   Revenue recognition

  Revenue from rough diamond sales is recognized when sales documentation exists, delivery has occurred, the Company's price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured.

  Revenue from merchandise fine jewelry and watches sales is recognized when title to the merchandise has been transferred to the client and the collectibility of the sales price is reasonably assured. Sales are reported net of returns. Shipping and handling fees billed to customers are included in net sales and the related costs are included in cost of sales.

(b)   Inventory

  Rough diamond inventory includes stockpiled ore, diamonds in process, and diamonds held for sale. Cost is determined on an average cost basis including production costs and value-added processing activity.

  Merchandise inventory includes fine jewelry and watches.

  Supplies inventory includes consumables and spare parts maintained at the Diavik Mine site and at the Company's sorting and sales facility locations.

(c)   Goodwill and intangibles

  Goodwill and intangibles represents the excess of cost over fair value of net assets acquired. Goodwill is not amortized but is reviewed at least annually for impairment.

Note 3 — Acquisition

On April 2, 2004, the Company announced the acquisition of a 51% share of Harry Winston Inc., a luxury jewelry and watch retailer. The Company purchased its interest for $85.0 million, of which $20.3 million was in the form of a direct equity investment in Harry Winston. The total purchase price, before transaction costs, is payable by the Company in installments, with $49.8 million remaining to be paid over the one-year period following closing. The Company also has the option to purchase the remaining 49% interest in Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest, failing which the other principal shareholders of Harry Winston will have the ability to institute a process for the sale of Harry Winston as an entity (including the Company's 51% interest).

The preliminary allocation of the purchase price to the fair values of assets acquired and liabilities assumed is as follows. The finalization of the purchase price allocations is pending the completion of the valuation of the goodwill and intangible assets. The preliminary allocation was made to goodwill. Any portions of the purchase price further allocated to the fair values of intangible assets will give rise to future income tax liabilities to be recorded in the same period in which the intangible assets are separately identified in the financial statements. Also included in goodwill and intangibles are costs incurred prior to the completion of the acquisition.

Accounts receivable	$30,597
Inventory	94,421
Goodwill and intangibles	63,425
Other assets	27,796
Accounts payable and accrued liabilities	(33,425)
Bank loan	(43,871)
Minority interest	(21,300)
Notes payable	(10,511)
Other liabilities	(15,223)

$91,909

Cash paid at acquisition	$40,000
Purchase price adjustment	(4,730)
Promissory note	49,765
Acquisition and other costs	6,874

$91,909

Minority interest represents the remaining 49% ownership of Harry Winston. The Company consolidates the result of Harry Winston and records a minority interest ownership.

Note 4 — Inventory and Supplies

	APRIL 30, 2004	JANUARY 31, 2004
Rough diamond inventory	$13,976	$11,128
Merchandise inventory	94,263	—
Supplies inventory	18,580	11,049

Total inventory and supplies	$126,819	$22,177

Note 5 — Promissory Note

	APRIL 30, 2004	JANUARY 31, 2004
Promissory note	$49,765	$—

A promissory note has been set up as a current liability in relation to the purchase of Harry Winston. The $49.8 million represents the balance to be paid within one year of the transaction date. Interest is payable on the promissory note at 7% per annum.

Note 6 — Long-Term Debt

	APRIL 30, 2004	JANUARY 31, 2004
Credit facility (a)	$175,000	$215,000
Harry Winston credit facility (b)	28,050	—
First mortgage on real property	7,726	8,075
Notes payable (c)	10,511	—

Total long-term debt	221,287	223,075

Less current portion (d)	(20,295)	(72,805)

	$200,992	$150,270

(a)   Credit facility

  On March 3, 2004, the Company completed the refinancing of its Project Loan Facility. The Company's previous $230.0 million Project Loan Facility, has been refinanced into a $100.0 million senior secured term facility and a $75.0 million senior secured revolving facility under an amendment and restatement of the Project Loan Facility credit agreement. The amended facilities have underlying interest rates, which at the option of the Company, are either LIBOR plus a spread of 1.50% to 2.625%, or US Base Rate plus a spread of 0.50% to 1.625%. The amended facilities have a final maturity date of December 15, 2008 and are to be amortized as described in note 6 (d). The Company may at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of $5.0 million. The senior secured revolving facility has a standby fee on undrawn amounts up to 1.5%, dependent on certain financial ratios, payable quarterly.

  As at April 30, 2004, the Company had a $100.0 million senior secured term facility and a $75.0 million senior secured revolving facility. The first drawdowns on both facilities were made on March 3, 2004. Additionally, the Company is required to comply with certain financial and non-financial covenants. Under the amended facilities, the Company is required to establish a debt reserve account containing up to a maximum of $15.0 million. The revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006. Additionally, the term facility has mandatory prepayment requirements associated with any dividend payments made by the Company.

  Interest and financing charges includes interest incurred on long-term debt, as well as amortization of deferred financing charges.

  The Company also operates a revolving financing facility with Antwerpse Diamantbank N.V., one of the world's premier diamond lending institutions. Under the terms of the facility, the Company has available $34.0 million (utilization in either US $ or Euro) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber International N.V. Borrowings under the facility bear interest at the bank's base rate plus 1.5%. At April 30, 2004, no balance was drawn under this facility. This facility has an annual commitment fee of 0.75% per annum.

(b)   Harry Winston credit facility

  On March 31, 2004 Harry Winston, Inc. entered into a secured four-year credit agreement with a syndicated group of banks led by ABN AMRO Bank N.V. The credit agreement established a $60.0 million facility that includes both a revolving line of credit and fixed rate short-term loans. At April 30, 2004, $28.1 million had been drawn against the facility. The amount available under this facility is subject to availability determined using a borrowing formula based on certain assets owned by Harry Winston, Inc. and Harry Winston Far East K.K. The initial borrowings under the facility were used to refinance the outstanding indebtedness under Harry Winston's former credit facility with Citicorp Bank. The Harry Winston credit facility, which expires on March 31, 2008, has no scheduled repayments required before that date.

  The credit agreement contains affirmative and negative non-financial and financial covenants, which apply to Harry Winston on a consolidated basis. These provisions include minimum net worth, minimum coverage of fixed charges, leverage ratio, minimum EBITDA and limitations on capital expenditures.

  Inventory and accounts receivable of Harry Winston, Inc. and inventory of Harry Winston Far East, K.K. are pledged as collateral to secure borrowings under the credit agreement.

  The facility provides for fixed rate loans and floating rate loans, which bear interest at 2.75% above LIBOR and 1.75% above the bank's prime rate, respectively.

(c)   Notes payable

  On March 31, 2004, Harry Winston entered into four convertible subordinated note agreements totalling $10.5 million with two of its shareholders. The notes are due on December 31, 2005 and bear interest at 11% payable quarterly. The notes are subordinated to Harry Winston's agreement with ABN AMRO Bank N.V. Harry Winston at its option may prepay all or a portion of the outstanding balance based upon an early redemption price. If Harry Winston is unable to pay in cash the aggregate principal amount and accrued unpaid interest on the maturity date then the unpaid principal amount of the notes plus accrued unpaid interest are convertible into 20,600 common shares of Harry Winston.

(d)   Current portion of long-term debt

  Scheduled amortization of the Company's senior secured term facility is over ten equal consecutive semi-annual installments commencing June 15, 2004. Additionally, the term facility has mandatory prepayment requirements associated with any dividend payments made by the Company. The senior secured revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006.

  Both facilities have a final maturity date of December 15, 2008. The Company may at any time prepay either facility, in whole or in part, in minimum payments of $5.0 million.

Note 7 — Income Tax

Included in the future income tax liability of the Company is $10.5 million of net future income tax liabilities of Harry Winston. Harry Winston's future income tax liabilities are pending finalization of the purchase price allocation and are included net of future tax assets of $24.9 million, which have been recorded to recognize the benefit of $60.9 million of net operating losses that Harry Winston has available for carry forward to shelter income taxes for future years. The net operating losses are scheduled to expire between 2018 and 2024.

During the first quarter, the Northwest Territories territorial income tax rate was increased from 12% to 14%, retroactive to January 1, 2004. The increased rate was substantively enacted in March 2004, and as such, the effect on future tax assets and liabilities of the Company was $3.3 million recognized in earnings during the period.

Note 8 — Share Capital

(a)   Authorized

  Unlimited common shares without par value.

(b)   Issued

	NUMBER OF SHARES	AMOUNT CDN$	AMOUNT US$
Balance, January 31, 2003	54,636,670	$326,789	$221,884

Shares issued for:
Cash on exercise of options	1,296,562	15,406	11,013

Balance, January 31, 2004	55,933,232	342,195	232,897
Shares issued for:
Cash	1,500,000	71,593	53,491
Cash on exercise of options	21,300	345	254

Balance, April 30, 2004	57,454,532	$414,133	$286,642

The Company issued under a public share offering 1,500,000 common shares for gross proceeds of CDN $74.6 million, with issuance costs of $3.0 million.

Note 9 — Employee Benefit Plans

(a)   Restricted and Deferred Share Unit Plans

  Starting in the first quarter of this fiscal year, the Company introduced new Restricted ("RSU") and Deferred ("DSU") Share Unit Plans. The Restricted and Deferred Share Unit Plans are full value phantom shares which mirror the value of Aber's publicly-traded common shares.

  Grants under the RSU Plan will be made on a discretionary basis to employees of the Company. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability.

  Only directors of the Company are eligible for grants under the DSU plan. Each DSU grant vests immediately on the grant date.

  During the quarter, 37,685 RSUs and 12,000 DSUs were granted on April 5, 2004. Compensation expense will be recognized into income over the vesting period.

(b)   Defined benefit plan

  Harry Winston, Inc. sponsors a defined benefit pension plan covering substantially all of its employees based in the United States. The benefits are based on years of service and the employee's compensation. In April 2001, Harry Winston amended its defined benefit pension plan. The amendment specifically froze plan participation effective April 30, 2001. The policy is to contribute amounts to the plan sufficiently to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 (United States). Plan assets consisted primarily of fixed income, equity and other short-term investments. Harry Winston makes mandatory quarterly contributions to the plan.

(c)   Defined contribution plan

  Harry Winston also has a defined contribution 401(k) plan covering substantially all employees in the United States. Harry Winston provides employer matching contributions based on amounts contributed by an employee, up to 50% of the first 6% of the employee's salary. The employee must meet minimum service requirements and continue employment on December 31 following the end of the fiscal year in order to receive this matching contribution.

Note 10 — Related Parties

Transactions with related parties include management agreements with all of Harry Winston's shareholders and rent relating to the New York property payable to an employee and shareholder.

Note 11 — Segmented Information

The Company operates in two segments within the diamond industry, mining and retail as of April 1, 2004 upon the acquisition of Harry Winston.

The mining segment consists of the Company's rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of the rough diamonds in the marketplace.

The retail segment consists of the Company's ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

(expressed in thousands of United States dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2004	MINING	RETAIL	TOTAL
Sales	$42,153	$10,116	$52,269
Cost of sales	23,521	5,070	28,591

	18,632	5,046	23,678
Selling, general and administrative expenses	3,996	4,718	8,714

Earnings (loss) from operations	14,636	328	14,964

Interest and financing expenses	(2,779)	(133)	(2,912)
Foreign exchange gain (loss)	(440)	91	(349)

Segment earnings (loss)	$11,417	$286	$11,703

Segmented assets as of April 30, 2004
Canada	$627,310	$—	$627,310
United States	—	190,670	190,670
Capital expenditures	5,562	146	5,708
Other significant non-cash items:
Total long-term liabilities	174,549	40,892	215,441

Safe Harbour Statement on Forward-Looking Information

        Included in this Interim Report are "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this Interim Report, words such as "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties.

        All forward-looking statements are based on Aber's current beliefs as well as assumptions made by and information currently available to the Company and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, market forces and commitments. This forward-looking information mainly concerns Aber's plans for its diamond initiatives and is based on the conclusions of management. With respect to Aber's future revenues from its marketing activities, differences may result from developments in world diamond markets, diamond valuations, risks relating to the Company's entry into luxury diamond and jewelry retailing through the acquisition of a 51% interest in Harry Winston and other factors. With respect to the Diavik Diamond Mine (known as the Diavik Project prior to the commencement of Commercial Production), differences may result from additional drilling, sampling, diamond valuations, engineering and construction timetables and problems, unanticipated problems with mine operations and production, revisions to mining plans and other operational decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs, financial arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner and other factors.

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Interim Report. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this Interim Report, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

www.aber.ca

P.O. BOX 4569, STATION A
TORONTO, ONTARIO, CANADA M5W 4T9
T 416.362.2237 F 416.362.2230

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  Exhibit 1
ABER DIAMOND CORPORATION FIRST QUARTER REPORT THREE MONTHS ENDED APRIL 30, 2004
Consolidated Balance Sheets
Consolidated Statements of Earnings and Retained Earnings
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements